FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 28, 2006

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Announcement dated March 28, 2006

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 28, 2006
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

Annual Information Update for ARM Holdings plc (the “AIU”)

Dated 28 March 2006

1	Introduction

1.1	ARM Holdings plc (“ARM”) published its Annual Report and Accounts on 17 March 2006. This AIU is provided in accordance with the requirements of Prospectus Rule 5.2 and refers to all information which ARM has published or made available to the public over the 12 months prior to the date of this announcement. To avoid an unnecessarily lengthy document, information is referred to in this AIU rather than included in full.

1.2	This AIU contains a list of:

• news releases and announcements which were made via a Regulatory Information Service (a RIS );

• news releases and announcements which were filed with the US Securities and Exchange Commission (“SEC”);

• documents filed at the UK Registrar of Companies (“Companies House”);

• documents published and sent to shareholders

1.3	ARM is publishing the AIU via a RIS today and making it available in the Investors section of our website www.arm.com

2	List of Announcements

The following is a list of all news releases and announcements of a regulatory nature which have been made via a RIS, in the previous 12 months together with the date of the release. A full copy of these announcements can be viewed at www.londonstockexchange.com/marketnews.

Regulatory Headline	Date of Publication

Transfer of Treasury Shares	21-Mar-2006

Transfer of Treasury Shares	20-Mar-2006

Annual Report & Accounts	20-Mar-2006

Transaction in Own Shares	17-Mar-2006

Transfer of Treasury Shares	17-Mar-2006

Transaction in Own Shares	16-Mar-2006

Transfer of Treasury Shares	16-Mar-2006

Holding(s) in Company	16-Mar-2006

Transfer of Treasury Shares	16-Mar-2006

Director/PDMR Shareholding	16-Mar-2006

Transaction in Own Shares	15-Mar-2006

Transaction in Own Shares	14-Mar-2006

Transfer of Treasury Shares	13-Mar-2006

Transaction in Own Shares	13-Mar-2006

Transfer of Treasury Shares	10-Mar-2006

Transaction in Own Shares	10-Mar-2006

Transaction in Own Shares	09-Mar-2006

Transfer of Treasury Shares	09-Mar-2006

Transaction in Own Shares	08-Mar-2006

Transfer of Treasury Shares	08-Mar-2006

Transfer of Treasury Shares	07-Mar-2006

Transaction in Own Shares	07-Mar-2006

Transaction in Own Shares	06-Mar-2006

Transfer of Treasury Shares	06-Mar-2006

Transfer of Treasury Shares	03-Mar-2006

Transaction in Own Shares	03-Mar-2006

Transfer of Treasury Shares	02-Mar-2006

Transaction in Own Shares	02-Mar-2006

Transfer of Treasury Shares	02-Mar-2006

Transaction in Own Shares	01-Mar-2006

Transaction in Own Shares	28-Feb-2006

Transaction in Own Shares	27-Feb-2006

Transaction in Own Shares	24-Feb-2006

Director/PDMR Shareholding	24-Feb-2006

Transaction in Own Shares	23-Feb-2006

Director/PDMR Shareholding	23-Feb-2006

Transaction in Own Shares	22-Feb-2006

Transaction in Own Shares	21-Feb-2006

Transaction in Own Shares	20-Feb-2006

Transaction in Own Shares	17-Feb-2006

Transfer of Treasury Shares	17-Feb-2006

Transfer of Treasury Shares	17-Feb-2006

Transaction in Own Shares	16-Feb-2006

Transaction in Own Shares	15-Feb-2006

Transfer of Treasury Shares	15-Feb-2006

Transaction in Own Shares	14-Feb-2006

Transfer of Treasury Shares	14-Feb-2006

Transaction in Own Shares	13-Feb-2006

Transfer of Treasury Shares	13-Feb-2006

Transfer of Treasury Shares	13-Feb-2006

Director/PDMR Shareholding	10-Feb-2006

Transfer of Treasury Shares	10-Feb-2006

Holding(s) in Company	09-Feb-2006

Holding(s) in Company	09-Feb-2006

Transfer of Treasury Shares	09-Feb-2006

SAR 5 - Arm Holdings PLC	08-Feb-2006

Transfer of Treasury Shares	07-Feb-2006

Holding(s) in Company	07-Feb-2006

Transfer of Treasury Shares	06-Feb-2006

Holding(s) in Company	03-Feb-2006

Transfer of Treasury Shares	03-Feb-2006

Transfer of Treasury Shrs-Amd	03-Feb-2006

Transfer of Treasury Shares	02-Feb-2006

Director/PDMR Shareholding	02-Feb-2006

Final Results	31-Jan-2006

Holding(s) in Company	23-Jan-2006

Holding(s) in Company	22-Dec-2005

Transfer of Treasury Shares	19-Dec-2005

Transaction in Own Shares	16-Dec-2005

Employee Share Scheme	16-Dec-2005

Transaction in Own Shares	15-Dec-2005

Transaction in Own Shares	14-Dec-2005

Transfer of Treasury Shares	14-Dec-2005

Transaction in Own Shares	13-Dec-2005

Transfer of Treasury Shares	13-Dec-2005

Transaction in Own Shares	12-Dec-2005

Transaction in Own Shares	09-Dec-2005

Transaction in Own Shares	08-Dec-2005

Transfer of Treasury Stock	07-Dec-2005

Transaction in Own Shares	07-Dec-2005

Transfer of Treasury Stock	05-Dec-2005

Transaction in Own Shares	02-Dec-2005

Transfer of Treasury Stock	01-Dec-2005

Transaction in Own Shares	01-Dec-2005

Transaction in Own Shares	30-Nov-2005

Holding(s) in Company	30-Nov-2005

Transaction in Own Shares	29-Nov-2005

Transfer of Treasury Stock	29-Nov-2005

Transaction in Own Shares	28-Nov-2005

Transfer of Treasury Stock	28-Nov-2005

Holding(s) in Company	28-Nov-2005

Transaction in Own Shares	25-Nov-2005

Transaction in Own Shares	24-Nov-2005

Transfer of Treasury Stock	24-Nov-2005

Transaction in Own Shares	23-Nov-2005

Transfer of Treasury Shares	23-Nov-2005

Transaction in Own Shares	22-Nov-2005

Holding(s) in Company	22-Nov-2005

Transfer of Treasury Shares	22-Nov-2005

Transaction in Own Shares	21-Nov-2005

Transfer of Treasury Stock	21-Nov-2005

Transaction in Own Shares	18-Nov-2005

Transaction in Own Shares	17-Nov-2005

Transaction in Own Shares	16-Nov-2005

Transfer of Treasury Stock	15-Nov-2005

Holding(s) in Company	15-Nov-2005

Transaction in Own Shares	14-Nov-2005

Transaction in Own Shares	11-Nov-2005

Transfer of Treasury Stock	11-Nov-2005

Transaction in Own Shares	10-Nov-2005

Transfer of Treasury Stock	10-Nov-2005

Transaction in Own Shares	09-Nov-2005

Transfer of Treasury Stock	09-Nov-2005

Transaction in Own Shares	08-Nov-2005

Transaction in Own Shares	07-Nov-2005

Holding(s) in Company	07-Nov-2005

Treasury Stock	07-Nov-2005

Transaction in Own Shares	03-Nov-2005

SAR 5 - Arm Holdings PLC	03-Nov-2005

Transaction in Own Shares	02-Nov-2005

Holding(s) in Company	02-Nov-2005

Transfer of Treasury Shares	02-Nov-2005

Transfer of Treasury Stock	02-Nov-2005

Transfer of Treasury Stock	01-Nov-2005

Transaction in Own Shares	01-Nov-2005

Transaction in Own Shares	31-Oct-2005

Transfer of Treasury Stock	31-Oct-2005

Transaction in Own Shares	28-Oct-2005

Treasury Transfer	28-Oct-2005

Acquisition	28-Oct-2005

Transaction in Own Shares	27-Oct-2005

Holding(s) in Company	27-Oct-2005

Treasury Transfer	27-Oct-2005

Transaction in Own Shares	26-Oct-2005

Transaction in Own Shares	25-Oct-2005

Transaction in Own Shares	25-Oct-2005

Rule 8.3 - Arm Holdings Plc	25-Oct-2005

Transaction in Own Shares	24-Oct-2005

Transaction in Own Shares	21-Oct-2005

Director/PDMR Shareholding	21-Oct-2005

Transaction in Own Shares	20-Oct-2005

Director/PDMR Shareholding	20-Oct-2005

Transaction in Own Shares	19-Oct-2005

3rd Quarter Results	18-Oct-2005

Holding(s) in Company	05-Oct-2005

Holding(s) in Company	05-Oct-2005

Holding(s) in Company	03-Oct-2005

Holding(s) in Company	21-Sep-2005

Transaction in Own Shares	16-Sep-2005

Transaction in Own Shares	15-Sep-2005

Transaction in Own Shares	14-Sep-2005

SAR 3 - Arm Holdings PLC	12-Sep-2005

Transaction in Own Shares	08-Sep-2005

Transaction in Own Shares	07-Sep-2005

Holding(s) in Company	05-Sep-2005

Transaction in Own Shares	02-Sep-2005

SAR 5 - ARM Holdings Plc	02-Sep-2005

Transaction in Own Shares	01-Sep-2005

Transaction in Own Shares	31-Aug-2005

Transaction in Own Shares	25-Aug-2005

Holding(s) in Company	25-Aug-2005

Transaction in Own Shares	24-Aug-2005

SAR 3 - ARM Holdings PLC	23-Aug-2005

Transaction in Own Shares	22-Aug-2005

Transaction in Own Shares	19-Aug-2005

Transaction in Own Shares	18-Aug-2005

Transaction in Own Shares	15-Aug-2005

Transaction in Own Shares	11-Aug-2005

Transaction in Own Shares	09-Aug-2005

Transaction in Own Shares	05-Aug-2005

Transaction in Own Shares	01-Aug-2005

Transaction in Own Shares	29-Jul-2005

Transaction in Own Shares	27-Jul-2005

Transaction in Own Shares	21-Jul-2005

Director Shareholding	20-Jul-2005

Transaction in Own Shares	19-Jul-2005

Interim Results	19-Jul-2005

Notice of Results	06-Jul-2005

Holding(s) in Company	28-Jun-2005

Holding(s) in Company	28-Jun-2005

Holding(s) in Company	24-Jun-2005

Holding(s) in Company	23-Jun-2005

Holding(s) in Company	17-Jun-2005

Holding(s) in Company	15-Jun-2005

Holding(s) in Company	15-Jun-2005

Additional Listing	15-Jun-2005

Blocklisting Interim Review	13-Jun-2005

Blocklisting Interim Review	13-Jun-2005

Blocklisting Interim Review	13-Jun-2005

Blocklisting Interim Review	13-Jun-2005

Blocklisting Interim Review	13-Jun-2005

Holding(s) in Company	10-Jun-2005

Analyst & Investor Day	23-May-2005

Holding(s) in Company	11-May-2005

Holding(s) in Company	09-May-2005

Holding(s) in Company	04-May-2005

Holding(s) in Company	28-Apr-2005

Holding(s) in Company	27-Apr-2005

Result of AGM	25-Apr-2005

1st Quarter Results	19-Apr-2005

3	List of SEC filings

The following is a list of all news releases and announcements of a regulatory nature which have been made via the SEC in the previous 12 months together with the date of the release. A full copy of these announcements can be viewed at www.sec.gov

Form		Description	Filing Date

6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-03-20
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-03-17
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-03-16
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-03-16
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-03-15
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-03-14
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-03-13
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-03-10
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-03-09
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-03-09
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-03-07
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-03-06
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-03-06
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-03-02
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-03-01
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-03-01
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-02-28
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-02-27
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-02-24
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-02-24
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-02-23
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-02-23
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-02-21
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-02-21
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-02-17
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-02-16
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-02-15
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-02-15
SC 13	G/A	[Amend]Statement of acquisition of beneficial ownership by	2006-02-14
individuals
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-02-14
SC 13	G/A	[Amend]Statement of acquisition of beneficial ownership by	2006-02-09
individuals
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-01-31
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-01-31
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-12-30
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-12-19
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-12-16
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-12-15
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-12-14
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-12-13
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-12-12
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-12-09
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-12-08
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-12-05
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-12-01
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-10-31
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-09-30
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-08-31

6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-07-29
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-07-19
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-06-30
20	-F	Annual and transition report of foreign private issuers [Sections	2005-06-27
13 or 15(d)]
SC 13	G/A	[Amend]Statement of acquisition of beneficial ownership by	2005-06-10
individuals
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-05-31
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-04-29
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-04-19
6	-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2005-03-31

4	Documents filed at Companies House

The following documents were filed with Companies House on or around the dates indicated:

Date of Publication	Document	Brief Description of document

15.04.2005	AA	Annual Report and Accounts
29.09.2005	169(1B)	Return by public company purchasing its own shares for holding in treasury
21.11.2005	169(1B)	Return by public company purchasing its own shares for holding in treasury
12.12.2005	363s	Annual Return
03.01.2006	169(1B)	Return by public company purchasing its own shares for holding in treasury
09.01.2006	169(1B)	Return by public company purchasing its own shares for holding in treasury

Copies of documents filed at Companies House can be obtained from www.direct.companieshouse.gov.uk or from the Company Secretary at ARM Holdings plc, Liberty House, Moorbridge Road, Maidenhead, Berkshire SL6 8LT.

Further information about ARM is available through the Company’s website www.arm.com

5	Documents published and sent to shareholders

The following documents were published and sent to shareholders. They are available on the Company’s website www.arm.com in the Investors section. The Annual Report and Accounts were also filed with the UK Listing Authority Document Viewing Facility.

Date of Publication	Brief Description of Document

16.03.2005	Annual Report and Accounts for year ended 31 December 2004
Notice of 2005 Annual General Meeting
19.07.2005	Interim report for the 6 months ended 30 June 2005
17.03.2006	Annual Report and Accounts for year ended 31 December 2005
Circular to Shareholders and Notice of 2006 Annual General Meeting

6	Accuracy of Information

The information published in this AIU was up to date at the time the information was published but some information may now be out of date.

7	Contacts

Patricia Alsop
Company Secretary
ARM Holdings plc
Liberty House
Moorbridge Road
Maidenhead
SL6 8LT
UK
Email: company.secretary@arm.com
Tel: +44 1628 427827
Fax: +44 1628 427702

Bruce Beckloff
VP Investor Relations
ARM Holdings plc
110 Fulbourn Road
Cambridge
CB1 9NJ
UK
Email: bruce.beckloff@arm.com
Tel: +44 1223 400940
Fax: +44 1223 400700

Laura Faid
Investor Relations Co-ordinator
ARM Holdings plc
Liberty House
Moorbridge Road
Maidenhead
SL6 8LT
UK
Email: investor.relations@arm.com
Tel: +44 1628 427800
Fax: +44 1628 427702